Exhibit (a)(1)(D)

August 3, 2007

To Our Shareholders:

BancFirst Corporation is offering to purchase up to 500,000 shares of its common stock, including the associated preferred stock purchase rights, from you, at a purchase price within the range of $39.50 to $45.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The last reported sale price of our common stock on August 1, 2007, the last trading day before we announced the offer, was $40.59 per share.

Based on the number of shares tendered and the prices specified by our shareholders, we will determine the lowest single per share price (in multiples of $0.25) that will allow us to purchase up to 500,000 shares (or such lesser amount of shares as are properly tendered and not properly withdrawn). We will pay the selected price for all shares of common stock tendered at or below that price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are properly tendered. All shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the tender offer.

We believe the offer provides BancFirst Corporation shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of capital if they so elect. The offer also provides shareholders with an opportunity to obtain liquidity with respect to all or a portion of their holdings, without potential disruption to the trading market for our shares and the usual costs associated with open market transactions. The offer also affords shareholders that elect not to tender their shares in the offer the opportunity to increase their percentage ownership in BancFirst Corporation and benefit from the enhanced earnings per share that we expect to result from the offer.

We believe that the repurchase of shares is consistent with our long-term goal of maximizing shareholder value. Our management and Board of Directors have evaluated our operations, financial condition, capital needs, strategy and expectations for the future and believe that the offer is a prudent use of our financial resources given our business profile and assets, and that repurchasing our shares is an attractive use of capital and an efficient means to provide value to our shareholders.

The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter omits important information that is contained in the enclosed documents, and I encourage you to read these documents carefully before making any decision with respect to the offer. The instructions on how to tender shares are explained in detail in the accompanying materials. Neither BancFirst Corporation nor its Board of Directors makes any recommendation to shareholders as to whether to tender their shares or as to the price or prices at which shareholders may choose to tender their shares in the offer.

The offer will expire at 5:00 P.M., New York City time, on September 4, 2007, unless we extend the offer. Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the Information Agent for the offer, and Friedman, Billings, Ramsey & Co., Inc., the Dealer Manager for the offer, in each case at the telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other offer documents from MacKenzie Partners, Inc., the Information Agent, 105 Madison Avenue, New York, New York 10016, (212) 929-5500 (call collect), or (800) 322-2885 (toll free).

Very truly yours,

David E. Rainbolt

President and Chief Executive Officer